1200 Riverplace Boulevard • Jacksonville, Florida 32207 • (904) 346-1500 • (904) 346-1585 Facsimile

September 29, 2010

VIA EDGAR FILING

Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-9303 Attention: Mr. John Reynolds Mr. Jay Williamson Mr. David Link
Re:           Stein Mart, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended January 30, 2010
Filed:  April 15, 2010
File No. 000-20052
        Schedule 14A
        Filed April 22, 2010

Dear Mr. Reynolds:

This letter is in response to your comment letter dated September 15, 2010 to our Chief Executive Officer, Mr. David Stovall.  Your comments are reproduced below, followed by our response.

Schedule 14A, filed April 22, 2010

Executive Officers, page 6

1.
In future filings, please provide the biographic information requested by Item 401 of Regulation S-K for each executive officer or advise why such disclosure is not required. Please provide us with any proposed disclosure.

Response:

We believe we have complied with Item 401 of Regulation S-K for each of our executive officers except for the business experience during the past five years for Messrs. Kleffner and Morrow prior to their joining the Company.  We will add such disclosure in the Company’s next annual proxy statement.

Compensation of Directors, page 9

2.
Footnote one to your table indicates that you have not included Messrs. Stein or Williams in this table as they are employees “and therefore do not receive compensation for their services as Directors.”  Please advise us how you considered Item 402(k)(2)(vii) of Regulation S-K with respect to the compensation they receive as employees.  For guidance we direct your attention to Compliance and Disclosure Interpretations on Regulation S-K 227.02 and 227.03.

Response:

Messrs. Stein and Williams were once executive officers of the Company but no longer serve in capacities described in Item 402(a) of Regulation S-K nor do they receive compensation that would add them to the list of persons listed in the Summary Compensation Table.  However, after reviewing the Compliance and Disclosure Interpretations referenced by the staff, we will disclose the compensationf or Messrs. Stein and Williams in the Director Compensation Table for future annual proxy statements and will add a footnote to explain why their compensation is different from the other directors.  As background, please be advised that Mr. Stein receives a salary of $2 a month and Mr. Williams receives an annual salary of $87,600.  For 2009, Messrs. Stein and Williams received benefits in addition to their salaries so that their total compensation was $124,773 and $226,156, respectively.

************************

In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact me at (904) 346-1463 if you have any questions.

Sincerely,

/s/ Gregory W. Kleffner

Gregory W. Kleffner
Executive Vice President – Chief Financial Officer